                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 16)


                                 CHEROKEE, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    16444H102
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                                 (CUSIP NUMBER)

                                Timothy G. Ewing
                              Value Partners, Ltd.
                              c/o Ewing & Partners
                                    Suite 808
                                4514 Cole Avenue
                               Dallas, Texas 75205
                            Tel. No.: (214) 522-2100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 11, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 16444H102                   13D/A

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      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Value Partners, Ltd. - 75-2291866
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
               WC
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
               PURSUANT TO ITEM 2(d) or 2(e)
               Not Applicable
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      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Texas
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                               7      SOLE VOTING POWER
          NUMBER OF
            SHARES                    0
         BENEFICIALLY        ---------------------------------------------------
           OWNED BY            8      SHARED VOTING POWER
             EACH
          REPORTING                   0
         PERSON WITH         ---------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      0
                             ---------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
               CERTAIN SHARES
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------------

CUSIP No. 16444H102                   13D/A

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Ewing & Partners - 75-2741747
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
               PURSUANT TO ITEM 2(d) or 2(e)
               Not Applicable
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Texas
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
          NUMBER OF
            SHARES                    86,339
         BENEFICIALLY        ---------------------------------------------------
           OWNED BY            8      SHARED VOTING POWER
             EACH
          REPORTING                   0*
         PERSON WITH         ---------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      86,339
                             ---------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      0*
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               86,339*
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [ ]
               CERTAIN SHARES
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.0%*
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
               PN
--------------------------------------------------------------------------------
          *But see Item 5

CUSIP No. 16444H102                   13D/A

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Timothy G. Ewing
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
               PURSUANT TO ITEM 2(d) or 2(e)
               Not applicable
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Texas
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER
          NUMBER OF
            SHARES                    41,077
         BENEFICIALLY        ---------------------------------------------------
           OWNED BY            8      SHARED VOTING POWER
             EACH
          REPORTING                   0*
         PERSON WITH         ---------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      41,077
                             ---------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      0*
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               41,077*
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
               CERTAIN SHARES
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.5%*
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------
          *But see Item 5

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                        AMENDMENT NO. 16 TO SCHEDULE 13D

          This Amendment No. 16 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing ("Ewing"), the managing general partner of Ewing & Partners, as an amendment to the Statement on Schedule 13D, relating to shares of common stock, par value $.02 per share ("Common Stock"), of Cherokee, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission on February 6, 1995, and as amended from time to time since such date to the date hereof (the "Statement"). The Statement is hereby amended and supplemented as follows:

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

          As of the date hereof, Value Partners beneficially owns 0 shares of Common Stock.

          As of the date hereof, Ewing & Partners beneficially owns 86,339 shares of Common Stock. Ewing & Partners received all 86,339 shares of Common Stock beneficially owned by it as the result of a distribution from Value Partners, Ltd., of which it is the general partner. Ewing & Partners holds all 86,339 shares of Common Stock beneficially owned by it solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Ewing & Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock owned by it.

          Ewing acquired the 31,077 shares of Common Stock owned directly by him solely for his personal investment purposes. On June 14, 1999, Mr. Ewing was granted options from the Issuer to purchase 5,000 shares of Common Stock at a price of $8.00 per share. These options are immediately exercisable and will expire June 14, 2009. On May 31, 2000, Mr. Ewing was granted options from the Issuer to purchase 5,000 shares of Common Stock at a price of $7.0625 per share. These options are immediately exercisable and expire May 31, 2010. Thus, Ewing beneficially owns 41,077 shares of Common Stock. Depending on his evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as he may deem material, Ewing may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock owned by him.

          Except as set forth above, none of Value Partners, Ewing and Ewing & Partners has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated as follows:

          (a) - (e) Value Partners, Ewing & Partners and Ewing all ceased to be beneficial owners of more than 5 percent of the Common Stock of the Issuer on October 11, 2002.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 5 Joint Filing Agreement dated October 30, 2000 between Value Partners, Ewing & Partners and Ewing.

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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 11, 2002


                                     VALUE PARTNERS, LTD.

                                     By:       EWING & PARTNERS
                                               as General Partner


                                               By:     /s/ TIMOTHY G. EWING
                                                       --------------------
                                                       Timothy G. Ewing
                                                       as Managing Partner


                                     EWING & PARTNERS


                                     By:       /s/ TIMOTHY G. EWING
                                               --------------------
                                               Timothy G. Ewing
                                               as Managing Partner


                                     /s/ TIMOTHY G. EWING
                                     --------------------
                                     Timothy G. Ewing

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
5        Joint Filing Agreement dated October 30, 2000 between Value Partners,
         Ewing & Partners and Ewing.